IMMERSED

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VR Offices (Partnered w/ Facebook, Microsoft, & HTC!)


Work Faster in VR
Than in Real Life

immersedvr.com Austin TX

Hardware | Software | Technology | Virtual Reality | Y Combinator

OVERVIEW UPDATES WHAT PEOPLE SAY 229 ASK A QUESTION 42

Highlights

1. 💰 Renji (CEO) was selected as 2021's Forbes 30 Under 30 & was a software leader in Fortune 500 Co's!
2. 📈 Partnership with Facebook, HTC, & Microsoft, rolling out to millions of AR/VR users!
3. 💸 Went through Techstars in 2017 (top 0.1% of startups worldwide!) and raised almost $4M to date!
4. 💪 Team from Google, Microsoft, YC, & top Andreessen-Horowitz-backed startups.
5. 🔥 Immersed is the TOP productivity application on the highly-curated Oculus Store!
6. 🥽 The average Immersed power-user works 38+ hrs each week using Immersed!
7. 🌎 Users have 5 virtual screens + a virtual whiteboard in a distraction-free private virtual office!
8. 🏢 Co-workers can teleport into each other's virtual offices to collaborate/whiteboard when needed!

Our Team



Renji Bijoy Founder & CEO/CTO

2021's Forbes 30 Under 30, 800/800 on Math SATs, Master's from Georgia Tech (#3 Computer Science gradschool in the US) in Machine Learning, Techstars portfolio founder (top 0.1%), lead software architect @ GreatBigStory.com (3M followers in 2months)!

> Every software development team I've ever been on or led has had the issue of video-conferencing/chat just not being the same as working together in-person, side-by-side, whiteboarding, pair-programming, etc. We want to solve this problem, not because we love remote work, but because we hate it and want to

make remote work more like in-person.



Joe B XR Developer / DevOps

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.



Gavin M Strategic Account Executive

Built two 6-figure businesses, the top-performing sales rep at an Andreessen-Horowitz portfolio SaaS company, DialPad, built a 7-figure real estate investment portfolio.



Josh K Head of Content

10+ years experience in creating content & product strategy, Director of Photography for award winning Amazon film "Dreamin' in a Dream" which amassed 4M+ views across content created.



Marvin W Lead Technical 3D Artist

20+ years experience creating 3D, XR, and digital content. Worked on some of the most prestigious games in the gaming industry at Microsoft & Bungie (Halo/Destiny) as well as multiple startups.



Ryan F XR Engineer

XR Platform Expert and UX/HCI enthusiast with 5+ years experience in XR and 10+ years in Unity development. Highly skilled in missional, impactful, and experiential XR tech.



Alberto J Senior Web Architect

10+ years in CTO positions at international startups & large companies. Managed 30+ remote workforce. Lead tech transformations: road-map, budgeting, and security compliance. Hard skills in Cloud, Big Data, ML, DevOPs, & scalable architectures.



Daniel Y Growth Engineer

790/800 on Math SATs, previous big data analyst for a Fortune 500 company working directly with the CFO & CEO, fluent in analytics, frontend, backend, user engagement development.



Tatsuya Y Mac & Linux Developer

Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.



Pablo V CV/ML Developer

Built cutting-edge hand pose-estimation tech, and graduated from one of the world's most competitive online Computer Vision programs.



Anthony M XR Developer

Creative Technologist at Google, Rapid Prototyping & Optimization at world-renown Ad Agencies, and Founding Member of the Board for a gaming non-profit.



Caleb T Director of Operations

8 years of recruiting and building software engineering teams, most recently at Google, Indeed, and as a people manager at Facebook.



Alan C Technical 3D Artist

20 years of experience in technical game development and R&D. Built game engines from scratch, integrated numerous technologies, and worked with a dozen different game engines.



Scott S PC Developer

Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.



Will S Streaming Engineer

20+ years of streaming development experience, founder of Emmy Award Winning live video production technologies. NAB (National Association of Broadcasters) Pilot

live video production technologies, NAB (National Association of Broadcasters) Pilot Innovation Award winner for next generation TV VR Technology.

Immersed allows you and your remote team to work together — in a virtual workplace.

Working remotely is hard. We made Immersed to be more productive... wherever you are. To date, we raised almost $4M since we graduated from Techstars. Our team also consists of some of the world's TOP engineers from Google, Microsoft, YC, & top Andreessen-Horowitz-backed startups.



High resolution, low-latency virtual screens... in VR.

💪 We partnered with Facebook, HTC, & Microsoft — who deemed Immersed the VR app with the best user experience for working in VR.

We are proud to announce that we have partnered with Facebook, HTC, & Microsoft, rolling out Immersed to millions of AR/VR users all around the world!



Distraction Free
Multiple Screens
SOLO
Portable
immersed
Tele-presence
TEAM
Multi-screen Sharing
White-boarding Virtually

📈 Our power users work 38+ hours in VR every week.

We have onboarded over 150,000 users in the last year since joining the Oculus Store — which currently has an estimated 60,000,000 users. We've 20x'd our active user base and 7x'd our revenue since launch.



38hrs
Weekly Avg. Power User Usage
"Immersed has changed my computing workflow forever. As a full-time remote worker, it's been the most significant upgrade to my process. The increase in productivity cannot be overstated."
- Vermeer Grange (Immersed user)

🙏 A world-renowned team from Google, Microsoft, and more

more.

Immersed is a small but mighty team with some of the top engineers in the world — along with incredible investors and advisors who have supported our mission since day one.



TEAM
Created by some of the world's top engineers.
Our team has developed tech for autonomous drones, virtual world simulations, and architected/scaled platforms to 20M daily users.
Renji
CEO & CTO
Techstars graduate, lead architect of several Fortune 500 and startup software development companies, and has a Master's in Computer Vision from Georgia Tech.
Joe
VR & Web Development
Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.
Tatsuya
Mac & Linux Development
Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.
Pablo
Computer Vision/ML
Built cutting-edge hand pose-estimation tech, and graduated from one of the world's most competitive online Computer Vision programs.
Anthony
VR Development
Creative Technologist at Google, Rapid Prototyping & Optimization at world-renown Ad Agencies, and Founding Member of the Board for a gaming non-profit.
Scott
PC Development
Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.
techstars
10

💫 It works and users love their productivity boost.

Working in VR lets you enter a mode of deep work more frequently and for longer periods in a portable, distraction-free virtual workspace.

Spawn multiple virtual screens — no hardware required!



Work Faster in VR Than in Real Life

Collaborate with your team...



Work in a virtual coffee shop...



✌️ Immersed is THE productivity platform to power the future of work.

We bring distributed teams together and solo workers into a distraction-free virtual workplace. Solo workers can increase their productivity by 48% while in "Deep Work" mode, and recover 16 hours weekly by eliminating distractions.



Immersed on BloombergTV
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Renji Bijoy
Founder & CEO
Immersed VR

(Immersed on Bloomberg, interviewing with Anthony Lacavera, Founder of WIND Mobile, sold for $1.3 billion).

💰 This is a $34 billion opportunity.

Demand for a VR work and remote collaboration tools is at an all-time high, especially in light COVID-19 and the demand it creates for remote teams. With falling VR hardware prices, massive investments from the tech giants (Facebook, Apple, Google, Microsoft, etc,), and lower tech-barriers/prices, VR is primed for huge growth and mass adoption.



MARKET
It's a massive opportunity that's growing daily.
"We want to get a billion people in virtual reality."
- Mark Zuckerberg
$34B
$59B
TODAY
Enterprise businesses spend $34 billion on collaboration solutions today.
2023
Enterprise collaboration spending is projected to grow 11.6% CAGR to reach $59 billion by 2023.
Source: marketsandmarkets
11

🙏 Join us and revolutionize the future of work!

Immersed will be the platform that brings distributed teams together in the remote working economy. Let's do this!



Immersed on BBC Click
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(Immersed on BBC.)

Lead Investor Info for Immersed – Jake Thomsen

Terms: Priced Round; $60M pre-money valuation

Investing in this round: $500,000
Already Invested on better terms: $825,000

Title & Company: Managing Partner, Sovereign's Capital
https://sovereignscapital.com/

Why are you investing in Immersed?
The way we do work is changing, and Immersed is ready for it. After a year of us working remotely, many voices are declaring the mainstream solutions to be unsatisfying and fatiguing. This leads to lacks of fulfillment and productivity in our work, the activity that we spend the majority of our lives engaged in.

At the same time, the XR market is evolving quickly. The cost of VR has fallen dramatically over the past decade, making it attainable to everyday workers for the first time in its 40-year history. It's a big and growing market today, said to be more than doubling year over year. The biggest tech companies are also developing AR glasses, which we believe will expand the collaboration market dramatically - people who find VR uncomfortable or dizzying (a group that shrinks with each iterative version of headsets) will be able to join coworkers and work from virtual screens in solutions made for augmented reality.

Immersed has been building for this world for years, and their rate of development / iteration has made them a market leader in XR productivity. They have one of the most technically elegant and advanced solutions to make remote work productive and delightful. According to numerous Oculus reviews, the tech "just works" -- from easy onboarding, to their keyboard overlay that makes typing in VR nearly effortless. Their code is designed to expand quickly to new form factors, so they're ready to apply this same functionality to AR.

While the market and tech are compelling, the wrong team can get in the way of a compelling opportunity. More than anything else, we believe in Immersed because of the team. We've partnered with Renji for almost 3 years now. They are one of the few companies we've known who have consistently hit or exceeded development goals; everything always takes longer than anticipated in startupland, but Immersed has had mastery over its own milestones. We look for persevering, creative, capital efficient founders, where senior team members have a founder mentality. At Immersed, that mentality runs all the way through the company.

At Sovereign's Capital, we use an exit value approach to assessing the size of opportunities. That is, if Immersed continues to work, what is a reasonable valuation at exit, and does that make today's price favorable? For Immersed, we believe the answer means that today's value represents a compelling amount of potential upside. That's one of the many reasons why we're privileged to be doubling down from our fund.